Filed pursuant to Rule 424(b)(3)
File No. 333-148038

Prospectus Supplement dated October 8, 2008
(to Prospectus dated April 23, 2008 and filed April 25, 2008 - File No. 333-148038)

PROSPECTUS

Attitude Drinks Incorporated

1,000,000 shares of Common Stock

This prospectus supplement, together with the Prospectus listed above, is required to be delivered by certain holders of the above referenced shares or by their transferee, pledges, donees or their successors in connection with the offer and sale of the above referenced shares.

This prospectus supplement makes changes to the list of Selling Security Holders in our Prospectus dated April 23, 2008. Momona Capital transferred 270,000 restricted shares of stock to EFCOR.

The attached information modifies and supersedes, in part, the information in the Prospectus. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement.

SELLING SECURITY HOLDERS

The following table presents information regarding the selling security holders. Changes in the selling security holders occurring after the date of this prospectus will be reflected by our filing a Rule 424(b) prospectus with the Commission. The table below identifies the selling security holders. None of the selling security holders have held a position or office or had any other material relationship with Attitude Drinks Incorporated, except as noted below.

Roy G. Warren, a director and President of Attitude Drinks Incorporated, owns 4,370,934 shares of our common stock (44%). Mr. Warren was one of the investors in our sale of securities to a group of accredited investors on October 23, 2007 (the “Subscription Agreement”). Therefore, Mr. Warren is considered the beneficial owner of an additional 1,136,364 shares of common stock that are issuable to him under the Subscription Agreement and 15,000 shares owned by Mr. Warren's son who lives in the same house.

Name of selling security holder	Amount of securities of the class owned by the security holder before this offering*	Amount to be offered for the security holder's account	Amount and (if one percent or more) percentage of the class to be owned by security holder after the offering is complete
Alpha Capital Anstalt (1) Mr. Konrad Aderman, Director Pradafant 7 9490 Furstentums Vaduz, Lichtenstein	8,818,182	140,000	8,678,182
EFCOR (2) c/o Grushko & Mittman, P.C. 551 Fifth Avenue Suite 1601 New York, NY 10176	300,000	30,000	270,000
Grushko & Mittman, P.C. 551 Fifth Avenue Suite 1601 New York, NY 10176	60,600	60,600	0
Momona Capital (3) c/o Grushko & Mittman, P.C. 551 Fifth Avenue Suite 1601 New York, NY 10176	1,200,000	209,400	990,600
Monarch Capital Fund Ltd (4) Harbour House, 2 nd Floor Waterfront Drive, Road Town Tortola, BVI	2,272,728	140,000	2,132,728
Whalehaven Capital Fund Limited (5) Mr. Brian Mazella, Agent 3 rd Fl., 14 Par-La-Ville Rd. Hamilton, Bermuda HM08	3,409,090	140,000	3,269,090

Roy G. Warren 11300 Highway 1 Suite 202 North Palm Beach, FL 33408	4,370,934	140,000	4,230,934 (42%)
SMIVEL LLC (6) Attn: Joe Smith 12642 SW 103 Court Miami, FL 33176	200,000	140,000	60,000

* For the purpose of the table set forth above, we have included all shares of common stock beneficially owned by each selling security holder as of October 8, 2008, including the shares of common stock issuable to such person upon exercise of the Class A and Class B Common Stock Purchase warrants and the shares of common stock issuable to such person upon the conversion of any Secured Convertible Promissory Note issued or issuable to such person under the Subscription Agreement dated October 23, 2007.  The registration rights granted under the Subscription Agreement require us to register shares equal to 175% of shares issuable upon conversion of the notes.

(1) Alpha Capital Anstalt is a Lichtenstein corporation. Mr. Konrad Ackerman is a director of Alpha and has voting and investment control over Alpha Capital Anstalt.

(2) Corie Schlossberg has voting and investment control over Efcor LLC.

(3) Mr. Arie Rabinowitz is the director of Momona Capital and has voting and investment control over Momona Capital.

(4) Monarch Capital Fund Ltd. is a British Virgin Islands Investment Fund managed by Beacon Fund Advisors Ltd. and advised by Monarch Managers Ltd.  David Sims and Joseph Franck, the principals, respectively, of the Manager and the Advisor, have voting and investment control with regard to the fund.

(5) The following individuals have voting/investment control over Whalehaven Capital Fund Limited. Michael Finkelstein - Investment Manager, Brian Mazzella - CFO, Arthur Jones - Director, and Trevor Williams - Director.

(6) Mr. Joe Smith has voting and investment control over SMIVEL LLC.